# SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K



Report of a Foreign Issuer pursuant to Rules 13a-16 and 15d-16 under the Securities Exchange Act of 1934.

Exact name of registrant as specified in its charter :

Scottish Power plc

Jurisdiction of organisation :

The United Kingdom

Address of principal executive offices :

Corporate Office, 1 Atlantic Quay, Glasgow, G2 8SP

Telephone : international 011 44 141 248 8200

Facsimile : international 011 44 141 566 4680

Commission File Number :

1-14676

Date : 6 August 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Scottish Power plc

By : ALAN McCULLOCH
Assistant Secretary

Date of signing : 6 August 2002

**Company No. 193794**

**THE COMPANIES ACT 1985**

**COMPANY LIMITED BY SHARES**

**SCOTTISH POWER plc**

**RESOLUTIONS**

(Passed 26 July 2002)

At the Annual General Meeting of Scottish Power plc duly convened and held at The Edinburgh Festival Theatre, 13/29 Nicolson Street, Edinburgh, on Friday 27 July 2002, the following resolutions were passed:

**ORDINARY RESOLUTION**

"That the Company be authorised:

(a) to make donations to EU political organisations; and

(b) to incur EU political expenditure,

in an aggregate amount not exceeding £100,000 during the period ending on the date of the Company's Annual General Meeting in 2003. Such authority shall extend to donations made or expenditure incurred either by the Company or its wholly-owned subsidiary, SP Manweb plc. For the purposes of this Resolution, "donations", "EU political organisations" and "EU political expenditure" have the meanings ascribed thereto in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000)."

## SPECIAL RESOLUTION

"That the directors be given power, in terms of section 95 of the Companies Act 1985 ("the Act"), to allot equity securities (as defined in section 94(2) of the Act) for cash, relying on the authority given by shareholders on 28 July 2000, as if section 89(1) of the Act did not apply, provided that this power shall be limited:

- to the allotment of equity securities in connection with a rights issue or other offer or invitation in favour of the holders of ordinary shares where the equity securities attributable to the interests of the ordinary shareholders are proportionate, as nearly as may be, to the respective numbers of ordinary shares held or deemed to be held by them (but subject to such exclusions or other arrangements as the directors may deem necessary or advisable to deal with legal or practical problems in respect of overseas shareholders, regulatory bodies or stock exchanges or fractional entitlements or otherwise); and

- to any other allotment of equity securities up to an aggregate nominal amount of £46,324,675,

and shall last until 26 July 2003 or, if earlier, the date of the Company's next Annual General Meeting, except that the Company may make an offer or agreement which would or might require equity securities to be allotted after the power conferred by this resolution ends and the directors may allot equity securities under such an offer or agreement as if this power had not ended."

## SPECIAL RESOLUTION

"That the Company be authorised generally and without conditions to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of its ordinary shares, provided that:

- the Company may not purchase more than 185,298,702 ordinary shares of 50p each;
- the Company may not pay less than 50p for each ordinary share;
- the Company may not pay more than 5% over the average of the middle market price of the ordinary shares, based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the Company agrees to buy the shares;
- this authority will last from today until 26 July 2003 or, if earlier, the date of the Company's next Annual General Meeting; and
- the Company may make a contract before the authority ends to purchase ordinary shares where the purchase would or might be executed (wholly or partly) after the authority ends."

........................................

C MILLER SMITH
Chairman